Mail Stop 3628

                                                           July 2, 2020

Via E-mail
Simon Braeutigam
Chief Executive Officer
Chase Card Funding LLC
201 North Walnut Street
Wilmington, Delaware 19801

       Re:    Chase Issuance Trust
              Chase Card Funding LLC
              Registration Statement on Form SF-3
              Filed July 1, 2020
              File Nos. 333-239581; -01

Dear Mr. Braeutigam:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.

                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Chief, Office of
Structured Finance


cc:    Angela M. Liuzzi, Esq.,
       JPMorgan Chase & Co.

       Andrew M. Faulkner, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP